
SEC MAIL PROCESSING SECTION
RECEIVED
AUG 2 6 2010
WASH. DC
189

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.


10031764

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33980

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chauner Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Dundee Road - Suite 903
(No. and Street)

Northbrook	Illinois	60062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Frank B. Chauner 847-509-8880 ext 1
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernstein & Brown, P.C. PCAOB # 3363
(Name – *if individual, state last, first, middle name*)

3710 Commercial Ave - Suite 11	Northbrook	Illinois	60062-1846
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank B. Chauner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chauner Securities, Inc., as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
ROBERT P SOWERSBY
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/23/13

Signature

President

Title



OFFICIAL SEAL
ROBERT P SOWERSBY
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/23/13

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITOR'S REPORT

CHAUNER SECURITIES, INC.

FOR THE YEAR ENDED JUNE 30, 2010

CONTENTS

SUPPLEMENTARY INFORMATION



BERNSTEIN & BROWN, P.C.
Certified Public Accountants and Consultants

847.714.9000
Fax 847.714.9191
www.bbcpa.net

3710 Commercial Ave., Suite 11
Northbrook, Illinois 60062

To the Shareholder and
Board of Directors

CHAUNER SECURITIES, INC.
Northbrook, Illinois 60062

INDEPENDENT PUBLIC ACCOUNTANT'S REPORT

We have audited the accompanying statement of financial condition of CHAUNER SECURITIES, INC., an Illinois corporation, as of June 30, 2010, and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of CHAUNER SECURITIES, INC., at June 30, 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

In connection with our examination of the financial statements of CHAUNER SECURITIES, INC., for the year ended June 30, 2010, we have also examined the accompanying statements and schedules:

Statement of Changes in Shareholder's Equity
Computation of Net Capital
Reconciliation Pursuant to Rule 17a-5 (d)(4)
Computation of Aggregated Indebtedness
SIPC Supplemental Report

The supplementary information, although not considered necessary for generally accepted accounting principles, however, in our opinion, such schedules present fairly the information required to be set forth therein, in conformity with the rules of the Securities and Exchange Commission.

The SIPC Supplemental Report, in our opinion the assessments were determined fairly in accordance with the applicable instructions and forms of the Securities Investor Protection Corporation.

Bernstein & Brown, P.C.

August 12, 2010

CHAUNER SECURITIES, INC.

Statement of Financial Condition

June 30, 2010

Cash and cash equivalents	$74,785	
Commissions receivable	13,000	
Total Assets		$87,785

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES

Accrued commissions		$ 10,500
Accrued expenses		1,700
Accrued administration expenses		3,139
Total Current Liabilities		$15,339

CONTINGENT CLAIM

SHAREHOLDER'S EQUITY

Capital stock		
10,000,000 shares common stock authorized;		
$.01 par value; 1,000 shares issued and outstanding	$10	
Paid-in capital	9,990	
Retained earnings, per accompanying statement	62,446	
Total Shareholder's Equity		72,446
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$87,785

The accompanying notes are an integral part of this statement.

CHAUNER SECURITIES, INC.

Statement of Income and Retained Earnings

For the Year Ended June 30, 2010

REVENUE	
Commissions	$176,100
Managing dealer fees	85,410
Mutual fund fees	53,180
Investment services	3,175
Other Income	1,022
Total Revenue	$318,887
EXPENSES	
Commissions	$165,450
Administration fees	146,500
Regulatory expense	18,240
Professional fees	7,600
Miscellaneous expense	856
Total Expenses	$338,646
NET (LOSS) BEFORE INCOME TAX	($19,759)
INCOME TAXES	
Federal and state income taxes	0
NET (LOSS) TO RETAINED EARNINGS	($19,759)
RETAINED EARNINGS JULY 1, 2009	82,205
RETAINED EARNINGS JUNE 30, 2010	$62,446

The accompanying notes are an integral part of this statement.

CHAUNER SECURITIES, INC.

Statement of Cash Flows

For the Year Ended June 30, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	($19,759)
Changes in assets and liabilities	
Commissions receivable	(125)
Accrued commission	600
Accrued expenses	(13,210)
Accrued income taxes	(99)
NET CASH FLOWS TO OPERATING ACTIVITIES	($32,593)
NET DECREASE IN CASH	($32,593)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	107,378
CASH AND CASH EQUIVALENTS AT END OF YEAR	$74,785
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
INTEREST PAID IN CASH	$0
INCOME TAXES PAID IN CASH	$98

The accompanying notes are an integral part of this statement.

CHAUNER SECURITIES, INC.

Notes to the Financial Statements
June 30, 2010

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business – CHAUNER SECURITIES, INC. is a registered security broker dealer.

Method of Accounting - The Company utilizes the accrual method of accounting for all financial purposes.

Cash Equivalents - The Company recognizes that cash and cash accounts with maturity dates of three months or less as cash equivalents in the financial statements. Cash includes all cash balances deposited with local and national financial institutions.

Securities Transactions - Securities transactions and related commission income and expense are recorded on the dates of the trade.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

NOTE B: INCOME TAXES

The company is a corporation for federal and state income tax purposes. The company incurred a net operating loss of $19,758 for the year ended June 30, 2010. Pursuant to Internal Revenue Service rules and regulations the company has elected to carry-forward the loss to offset profits in ensuing years. The net operating loss can be carried forward for twenty(20)years and expires in June 30, 2030.

NOTE C: NET CAPITAL REQUIREMENTS

The company is a broker/dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the company is required to maintain a "net capital" equivalent to $5,000 effective as of July 19, 1998 or 6 2/3% of "aggregated indebtedness", whichever is greater, as these terms are defined.

Net capital and aggregated indebtedness change from day to day, but at June 30, 2010 the company had net capital of $68,829 and net capital requirements of approximately $5,000 respectively. The net capital rule may effectively restrict the payment of cash dividends.

CHAUNER SECURITIES, INC.

Notes to the Financial Statements
June 30, 2010

NOTE D: RELATED PARTY TRANSACTIONS

The company has entered into an agreement with a related entity to share office space and administrative services. Rent, office services and other overhead amounts are to be allocated based upon the agreement between the respective parties.

The company incurred a total of $146,500 for these expenses during the fiscal year.

NOTE E: CUSTOMER POSSESSION AND CONTROL

The company is exempt from the full requirement of SEC Rule 15c3-3 as no customer's funds or securities are held or under the control of the broker dealer.

NOTE F: CONTINGENT MATTER

On June 2, 2010, a Statement of Claim was filed in June F. Shore v. Gary P. Gardner, Chauner Securities, Inc. and Life Wealth Advisors, Inc. (FINRA Case No. 10-02592) with the FINRA Dispute Resolution Division.

In her Statement of Claim, Shore pleads various causes of action resulting from investments she placed through Respondent Gary P. Gardner. Shore alleges actual damages of not "less than $1,000,000," and also requests treble damages under one cause of action, and also seeks return of all fees and commissions paid to the Respondents. The company has until August 31, 2010 to respond to the Statement of Claim.

In the company's view, the majority of the losses alleged, relate to investments Shore made pursuant to the advice of the Respondent Gardner in which the company was not privy to and for which the company bears no responsibility. The company believes that the investments mentioned in the claim for which they were involved total $350,000.

CHAUNER SECURITIES, INC.

Notes to the Financial Statements
June 30, 2010

NOTE F: CONTINGENT MATTER (Cont'd)

The company also believes that these investments were appropriate and suitable for Shore and, in fact, remain good investments at the present time as well.

Accordingly, the company is pursuing a settlement arrangement proposing for the purchase of those specific investments by other investors as a means to resolve their participation in this matter.

If the matter is not settled and proceeds to arbitration, the company's legal representative for the company, is unable to state the eventual outcome of this case, nor any amount of damages that may be due, and whether the amount is material, or even probable, as of August 10, 2010.

Therefore no amount has been recorded on the company's financial statement for this contingency at June 30, 2010.

SUPPLEMENTARY INFORMATION

CHAUNER SECURITIES, INC.

Statement of Changes in Shareholder's Equity

For the Year Ended June 30, 2010

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance - July 1, 2009	$10	$9,990	$82,205	$92,205
Net Income (Schedule)			(19,759)	(19,759)
Balance - June 30, 2010	$10	$9,990	$62,446	$72,446

See Accountant's Report

CHAUNER SECURITIES, INC.

Computation of Net Capital

For the Year Ended June 30, 2010

Total shareholder's equity from	
statement of financial condition	$72,446
Less: nonallowable assets	($2,500)
haircuts on securities (pursuant to 15c3-1(f)	($1,449)
Net Capital	$68,497
Minimum net capital requirements (6 2/3% X $ 15,000)	$1,023
Minimum net capital requirement	$5,000
Excess net capital	$63,497
Excess net capital at 1000%	$66,963
Total aggregated indebtedness	$15,339
Net capital	$68,497
Percentage of aggregate indebtedness to net capital	22.4%

See Accountant's Report

CHAUNER SECURITIES, INC.

Reconciliation Pursuant to Rule 17a-5(d)(4)

For the Year Ended June 30, 2010

Net capital, as previously reported	$70,855
Less adjustment per audit	2,358
Net capital, as reported herein	$68,497
Aggregated indebtedness, as previously reported	$13,300
Aggregated indebtedness, as reported herein	$15,339

See Accountant's Report

CHAUNER SECURITIES, INC.

Computation of Aggregated Indebtedness

For the Year Ended June 30, 2010

Total allowable liabilities from statement of financial condition	$15,339
Deduct: Special reserve bank account deposit [15c3-1 (c)(1)(vii)]	0
Total Aggregated Indebtedness	$15,339

See Accountant's Report


BERNSTEIN & BROWN, P.C.
Certified Public Accountants and Consultants

847.714.9000
Fax 847.714.9191
www.bbcpa.net

3710 Commercial Ave., Suite 11
Northbrook, Illinois 60062

To the Shareholder and
Board of Directors

CHAUNER SECURITIES, INC.
Northbrook, Illinois 60062

We have examined the financial statements of CHAUNER SECURITIES, INC., an Illinois corporation, for the year ended June 30, 2010 and have issued our report thereon dated August 12, 2010. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission.

The purpose of our study and evaluation, which included an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

This study and evaluation included the accounting system, the procedures for safeguarding securities, and practices and procedures followed by the Company:

a) in making the periodic computations of aggregated indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3(e);

b) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

c) We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customers' securities.

Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purpose of such study and evaluation is to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control. Our study and evaluation was more limited that would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The management of CHAUNER SECURITIES, INC., is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of both control procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the related practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are safeguarded against loss from the unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-6(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs above.

Because of the inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also projections of any evaluation of the system to future periods are subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly we do not express an opinion on the system of internal control of Chauner Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2010 to meet the commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Bernstein & Brown, P.C.

August 12, 2010